Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7
Autonomous City of Buenos Aires, September 2nd, 2025.

To: Comisión Nacional de Valores (National Securities Commission)

Ref.: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that, as of the date hereof, the Board of Directors of Grupo Financiero Galicia S.A.(“the Company”), in accordance with the authorizations provided pursuant to the Ordinary Shareholders’ Meeting held on April 29, 2025, has decided to make available to its shareholders registered as of September 5, 2025, a cash dividend in the amount of Ps. 35,185,087,298.29.- starting from September 10, 2025.
Yours faithfully,

A. Enrique Pedemonte Attorney in fact
Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183